# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cardlytics, Inc., CIK 0001666071
CUSIP: 14161W105
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 675 PONCE DE LEON AVENUE, NE, SUITE 4100, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 08/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-001570
Filed by CIK 0001697591
Persons authorized to receive notices and communications: CLIFFORD SOSIN, CAS INVESTMENT PARTNERS, LLC, 8 Wright Street, Suite 107, Westport, Connecticut (CT), 06880, (212) 804-7660

## Reporting persons
- CAS Investment Partners, LLC (CIK 0001697591): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,198,067; sole dispositive power 0; shared dispositive power 5,198,067; aggregate amount beneficially owned 5,198,067 (9.8% of the class)
- SOSIN MASTER, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,198,584; sole dispositive power 0; shared dispositive power 3,198,584; aggregate amount beneficially owned 3,198,584 (6% of the class)
- CSWR PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,999,483; sole dispositive power 0; shared dispositive power 1,999,483; aggregate amount beneficially owned 1,999,483 (3.8% of the class)
- SOSIN LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,198,067; sole dispositive power 0; shared dispositive power 5,198,067; aggregate amount beneficially owned 5,198,067 (9.8% of the class)
- SOSIN CLIFFORD (CIK 0001697919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,198,067; sole dispositive power 0; shared dispositive power 5,198,067; aggregate amount beneficially owned 5,198,067 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Cardlytics, Inc.
Address of issuer's principal executive offices: 675 PONCE DE LEON AVENUE, NE, SUITE 4100, ATLANTA, Georgia (GA), 30308

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Sosin Master and CSWR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,198,584 Shares directly beneficially owned by Sosin Master is approximately $88,620,705, including brokerage commissions. The aggregate purchase price of the 1,999,483 Shares directly beneficially owned by CSWR is approximately $65,026,672, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,236,901 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

A. Sosin Master
As of the close of business on August 19, 2025, Sosin Master directly beneficially owned 3,198,584 Shares. Percentage: Approximately 6.0%

B. CSWR
As of the close of business on August 19, 2025, CSWR directly beneficially owned 1,999,483 Shares. Percentage: Approximately 3.8%

C. CAS Investment
As the investment manager of Sosin Master and CSWR, CAS Investment may be deemed the beneficial owner of the (i) 3,198,584 Shares owned by Sosin Master and (ii) 1,999,483 Shares owned by CSWR. Percentage: Approximately 9.8%

D. Sosin LLC
Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 3,198,584 Shares owned by Sosin Master and (ii) 1,999,483 Shares owned by CSWR. Percentage: Approximately 9.8%

E. Mr. Sosin
Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 3,198,584 Shares owned by Sosin Master and (ii) 1,999,483 Shares owned by CSWR. Percentage: Approximately 9.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Sosin Master
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,198,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,198,584

B. CSWR
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,999,483
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,999,483

C. CAS Investment
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,198,067
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,198,067

D. Sosin LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,198,067
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,198,067

E. Mr. Sosin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,198,067
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,198,067
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Sosin Master
The open market transactions in the Shares by Sosin Master during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

Effective June 30, 2025, Sosin Master engaged in a pro rata distribution of 15,855 Shares to its partners for no consideration.

B. CSWR
The open market transactions in the Shares by CSWR during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

C. CAS Investment
CAS Investment has not entered into any transactions in the Shares during the past sixty days. Reference is made to Items 5(c)(A) and (B) for a description of the transactions in the securities of the Issuer on behalf of Sosin Master and CSWR during the past sixty days.

D. Sosin LLC
Sosin LLC has not entered into any transactions in the Shares during the past sixty days. Reference is made to Items 5(c)(A) and (B) for a description of the transactions in the securities of the Issuer on behalf of Sosin Master and CSWR during the past sixty days.

E. Mr. Sosin
Mr. Sosin has not entered into any transactions in the Shares during the past sixty days. Reference is made to Items 5(c)(A) and (B) for a description of the transactions in the securities of the Issuer on behalf of Sosin Master and CSWR during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 30, 2025, Sosin Master engaged in a pro rata distribution of $57,000 of the Notes to its partners for no consideration. Accordingly, Sosin Master directly holds $13,741,366 principal amount of the Notes and CSWR directly holds $7,501,634 principal amount of the Notes. As the Issuer has the option, at its sole discretion, to settle conversions of the Notes in cash, Shares or a combination of cash and Shares, the Reporting Persons are not deemed to be beneficial owners of any Shares underlying the Notes as the Reporting Persons do not have the right to acquire such underlying Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- CAS Investment Partners, LLC: /s/ Clifford Sosin, Clifford Sosin, Managing Member (08/20/2025)
- SOSIN MASTER, LP: /s/ Clifford Sosin, Clifford Sosin, Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP (08/20/2025)
- CSWR PARTNERS, LP: /s/ Clifford Sosin, Clifford Sosin, Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP (08/20/2025)
- SOSIN LLC: /s/ Clifford Sosin, Clifford Sosin, Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP and CSWR Partners, LP (08/20/2025)
- SOSIN CLIFFORD: /s/ Clifford Sosin, Clifford Sosin (08/20/2025)